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555 West Fifth Street  46th Floor
Los Angeles, California  90013
(213) 629-6000
Fax:  (213) 629-6001

Jenny Chen-Drake
Direct Dial:  (213) 629-6092
Direct Fax:  (866) 599-4833
E-Mail:  jchendrake@nixonpeabody.com

August 15, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Wilson K. Lee, Staff Accountant
Division of Corporation Finance

Re:	Fluid Media Networks, Inc.
Item 4.02 Form 8-K
Filed August 9, 2007
File No.  000-52118

Ladies and Gentlemen:

On behalf of Fluid Media Networks, Inc. (the “Company”) we are writing in response to the comments to the above-referenced Current Report on Form 8-K made in a letter to Justin F. Beckett, the Chief Executive Officer of the Company, dated August 13, 2007, from Wilson K. Lee, Staff Accountant, Division of Corporation Finance.  The responses of the Company to Mr. Lee’s comments are set forth below and are keyed to the sequential numbering of the comments contained in Mr. Lee’s letter.

1.	We note that you intend to file restated financial statements. If so, tell us how, and when, you will do so.

The Company intends to amend the following filings within approximately three to four weeks:

Securities and Exchange Commission
August 15, 2007

•	The Company’s Current Report on Form 8-K filed on February 21, 2007, as amended by Amendment No. 1 thereto filed on March 8, 2007;

•	The Company’s Quarterly Report on Form 10-QSB filed on July 3, 2007; and

•	The Company’s Registration Statement on Form S-4 filed on July 17, 2007.

2.
Please confirm that when you amend your periodic reports to file your restated financial statements, you will describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  See Item 307 of Regulation S-B.  If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, please confirm that you will describe the basis for the officers’ conclusions.

In light of the restatement, the Company’s management will be reassessing the effectiveness of the Company’s disclosure controls and procedures.  When the Company amends the filings listed above to file the restated financial statements, it will describe the effect of the restatement on management’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures.  If management determines that the Company’s disclosure controls and procedures were effective despite the restatement, the Company will include in such amended filings the basis for such conclusion.

If you require any further information, please contact the undersigned at (213) 629-6092.

Very truly yours,

/s/ Jenny Chen-Drake

Jenny Chen-Drake

cc:  Justin F. Beckett